Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239276

PROSPECTUS

Eventbrite, Inc.

Up to 2,599,174 Shares of

Class A Common Stock

This prospectus relates to the resale of up to 2,599,174 shares of Class A common stock, par value $0.00001 per share, of Eventbrite, Inc., a Delaware corporation, by FP EB Aggregator, L.P., which we refer to in this prospectus as FP or the selling stockholder, or its permitted transferees.

The shares of Class A common stock being offered by the selling stockholder or its permitted transferees were issued pursuant to the Stock Purchase Agreement, dated May 9, 2020, that we entered into with FP, or the Purchase Agreement. We are registering the shares for resale pursuant to a registration rights agreement between FP and us. See “The FP Transaction” for a description of these agreements and “Selling Stockholder” for additional information regarding the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder or its permitted transferees.

The selling stockholder may sell the shares of Class A common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of Class A common stock being registered pursuant to this prospectus.

The selling stockholder will pay all brokerage fees and commissions and similar expenses. We will pay certain expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” for additional information.

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “EB.” On July 1, 2020, the last reported sale price of our Class A common stock on the NYSE was $8.71 per share.

Investing in our Class A common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2020.

ABOUT THIS PROSPECTUS

This prospectus forms a part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, and that includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” before making your investment decision.

We have not authorized anyone to give you any information other than in this prospectus and the information incorporated by reference herein. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we nor the selling stockholder are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Unless the context otherwise requires, references in this prospectus to “Eventbrite,” “the Company,” “we,” “us” and “our” refer to Eventbrite, Inc. and our subsidiaries. “Eventbrite” is our registered trademark in various jurisdictions, including, without limitation, the United States and Argentina, Brazil, Chile, China, Canada, European Union, Hong Kong, India, Israel, Japan, South Korea, Mexico, Australia, New Zealand, Russia, Singapore, Switzerland and Turkey. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our Class A common stock, you should read this entire prospectus carefully, including the section titled “Risk Factors,” and any documents incorporated by reference herein.

Overview

We founded Eventbrite to bring the world together through live experiences. We believe live experiences are fundamental to fulfilling a human desire to connect. Our Company serves creators—the people who bring others together to share their passions, artistry and causes through live experiences—and we empower their success.

We built a powerful, broad technology platform to enable creators to solve the challenges associated with creating live experiences. Our platform integrates components needed to seamlessly plan, promote and produce live events, thereby allowing creators to reduce friction and costs, increase reach and drive ticket sales. By reducing risk and complexity, we allow creators to focus their energy on producing compelling and successful events.

We succeed when our creators succeed. Our business model is simple: we charge creators on a per-ticket basis when an attendee purchases a paid ticket for an event. Our platform meets the complex needs of creators through a modular and extensible design. It can be accessed from Eventbrite.com, our mobile apps and through other websites. This modularity facilitates product development and allows third-party developers to integrate features and functionality from Eventbrite into their environment. Our platform also allows developers to integrate services from third-party partners such as Zoom, Vimeo, Salesforce, Facebook and HubSpot. This platform approach has allowed us to pioneer a powerful business model that drives our go-to-market strategy and allows us to efficiently serve a large number and variety of creators.

The Offering

On May 9, 2020, we entered into the Purchase Agreement with FP. Pursuant to the terms of the Purchase Agreement, FP agreed to purchase 2,599,174 shares of our Class A common stock from us at a price of $0.01 per share, for a total purchase price of $25,991.74. On May 19, 2020, we entered into a registration rights agreement with FP, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we have filed with the SEC the registration statement of which this prospectus forms a part to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the shares of Class A common stock that were issued to FP pursuant to the Purchase Agreement. We will receive no proceeds from the sale of shares of Class A common stock in this offering because those shares will be sold for the account of the selling stockholder or its permitted transferees.

Corporate Information

Mollyguard Corporation was incorporated in 2003. We launched operations as part of Mollyguard Corporation in 2006, and in 2009, we changed our name to Eventbrite, Inc. In October 2009, we reincorporated as a Delaware corporation. Our principal executive offices are located at 155 5th Street, 7th Floor, San Francisco, California 94103, and our telephone number is (415) 692-7779.

SECURITIES OFFERED

Class A common stock to be offered by the selling stockholder	Up to 2,599,174 shares

Class A common stock to be outstanding after this offering (1)	67,129,072

Class B common stock, par value $0.00001 per share, or Class B common stock, outstanding after this offering	23,573,453

Use of proceeds	We will receive no proceeds from the sale of shares of Class A common stock by the selling stockholder in this offering. See “Use of Proceeds.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

NYSE symbol	“EB”

(1)	Includes shares of Class A common stock held by the selling stockholder that may be sold in this offering.

References in this section to shares of our Class A common stock and Class B common stock to be outstanding after this offering are as of June 15, 2020 and exclude (as of June 15, 2020): (i) an aggregate of 15,029,898 shares of Class A common stock and Class B common stock reserved for issuance upon the exercise of outstanding options with a weighted average price of $9.40 per share, (ii) an aggregate of 4,618,244 shares of Class A common stock and Class B common stock reserved for issuance pursuant to outstanding restricted stock units, (iii) an aggregate of 8,890,719 shares of Class A common stock reserved for future issuance under our 2018 Stock Option and Incentive Plan and 2018 Employee Stock Purchase Plan and (iv) up to 13,922,525 shares of Class A common stock issuable upon conversion of our 5.000% Convertible Senior Notes due 2025.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020 filed with the SEC and incorporated by reference into this prospectus. In addition, the following risk factors present material risks and uncertainties associated with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q and the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to the Offering

The market price of our Class A common stock may be volatile and may decline regardless of our operating performance.

Prior to our initial public offering, or IPO, there was no public market for shares of our Class A common stock. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock has in the past, and may in the future, fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

•	overall performance of the equity markets and/or publicly-listed technology companies;

•	actual or anticipated fluctuations in our net revenue or other operating metrics;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors or securities analysts;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	recruitment or departure of key personnel; and

•	other events or factors, including those resulting from war, public health concerns, pandemics and other epidemics, incidents of terrorism or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. The global stock markets have experienced, and may continue to experience, significant volatility as a result of the COVID-19 pandemic, and the price of our Class A common stock has been volatile and has decreased significantly in recent months. The COVID-19 pandemic and the significant uncertainties it has caused for the global economy, business activity and business confidence have had, and are likely to continue to have, a significant effect on the market price of securities generally, including our Class A common stock. In the past, stockholders have filed securities class action litigation following periods of market volatility. For example, beginning on April 15, 2019, purported stockholders of our Company filed putative securities class action against Eventbrite, certain of our executives and directors, and our underwriters for our IPO on behalf of a putative class of persons who purchased or acquired Eventbrite securities traceable to our IPO and/or who purchased or acquired Eventbrite securities between September 20, 2018 and May 1, 2019, inclusive. During this period, the closing price of our Class A common stock ranged from a high of $37.97 to a low of $19.06. See the risk factor in our Quarterly Report on Form 10-Q for the three months ended March 31, 2020 titled “Unfavorable outcomes in legal proceedings may harm our business and results of operations.”

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. As of June 15, 2020, we had 67,129,072 shares of Class A common stock outstanding and 23,573,453 shares of Class B common stock outstanding.

Sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our Class A common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary” and “Risk Factors” and the documents incorporated by reference herein, contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “appears,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements related to:

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our ability to achieve and grow profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to maintain the security and availability of our platform;

•	our predictions about industry and market trends;

•	our ability to attract and retain creators;

•	our ability to successfully operate internationally;

•	our anticipated growth and growth strategies and our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to successfully defend litigation brought against us;

•	our expectations regarding the effect of the capped call transactions and regarding actions of the option counterparties and/or their respective affiliates;

•	the increased expenses associated with being a public company;

•	the impact of the COVID-19 global health pandemic, including its impact on us, our operations and our future financial or operational results; and

•	our expectations regarding restructuring charges with respect to the workforce reduction implemented in response to the COVID-19 global health pandemic.

We caution you that the foregoing list may not contain all of the forward-looking statements made in, or incorporated by reference into, this prospectus.

All forward-looking statements are based on information and estimates available to us at the time such statements are made and are not guarantees of future performance. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in, or incorporated by reference into, this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in, or incorporated by reference into, the section titled “Risk Factors,” including the information provided under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in, or incorporated by reference into, this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in, or incorporated by reference into, this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

THE FP TRANSACTION

Credit Agreement

On May 9, 2020, or the Closing Date, we entered into a credit agreement, or the Credit Agreement, with Eventbrite, Inc., as borrower, or the Borrower, and FP, as lender, and FP Credit Partners, L.P., as the administrative agent, which Credit Agreement was amended on June 15, 2020 to, among other things, appoint Wilmington Trust, National Association as administrative agent in place of FP Credit Partners, L.P. The Credit Agreement provides for initial term loans, or the Initial Term Loans, in the aggregate principal amount of $125.0 million and delayed draw term loans, or the Delayed Draw Term Loans, or, together with the Initial Term Loans, the Term Loans, in an aggregate principal amount of up to the lesser of (x) $100.0 million or (y) if the Borrower incurs certain convertible indebtedness pursuant to the terms of the Credit Agreement, $325.0 million less the sum of (i) the aggregate principal amount of Initial Term Loans outstanding at such time and (ii) the aggregate principal amount of such convertible indebtedness outstanding at such time. The Delayed Draw Term Loans may only be borrowed during the period from December 31, 2020 until September 30, 2021, subject to certain conditions including, without limitation, that the cash operating expenses for the most recent fiscal quarter for which financials statements have been delivered to the administrative agent shall not exceed $23.5 million. The Initial Term Loans were funded on May 19, 2020, or the Initial Funding Date.

Proceeds of the credit facility will be used for general corporate purposes of Borrower and its subsidiaries. Optional prepayments of borrowings under the Credit Agreement are permitted at any time, in whole or in part, but are subject to a prepayment premium during the first four years following the Initial Funding Date at a Make-Whole Amount (as defined in the Credit Agreement) in year one, 12% in year two, 10% in year three and 8% in year four as more fully set forth in the Credit Agreement. Subject to certain exceptions, we will be required to prepay certain amounts outstanding under the Term Loans with the net cash proceeds (as customarily defined in the Credit Agreement) of certain asset sales, certain casualty events, certain issuances of non-permitted debt and certain excess cash flow (as customarily defined in the Credit Agreement).

Borrowings under the Credit Agreement bear interest at a rate per annum equal to (a) 4.0% payable in cash and (b) 8.5% payable in kind. The Term Loans mature on the fifth anniversary of the Initial Funding Date, and there are no amortization payments with respect to the Term Loans.

The borrowings under the Credit Agreement are guaranteed by our existing and future direct and indirect domestic subsidiaries, or the Guarantors. Obligations under the Credit Agreement are secured, subject to certain customary exceptions and excluded assets, on a first-priority basis by substantially all of our and the Guarantors’ current and future assets, including a pledge of the capital stock of subsidiaries held by us or the Guarantors.

The Credit Agreement includes financial maintenance covenants, consisting of: (a) a minimum consolidated adjusted EBITDA covenant, commencing with the fiscal quarter ending December 31, 2021, that requires us to maintain a specified minimal amount of Consolidated Adjusted EBITDA for each fiscal quarter thereafter (as provided for in the Credit Agreement), and (b) a Minimum Excess Cash covenant, commencing with the first fiscal quarter ending December 31, 2020, that requires Excess Cash (as defined in the Credit Agreement) at the end of each fiscal quarter to be at levels set forth in Credit Agreement.

The Credit Agreement contains customary negative covenants, including negative covenants that impose limitations on: (i) debt; (ii) liens; (iii) mergers and consolidations; (iv) dispositions; (v) changes in line of business; (vi) investments and acquisitions; (vii) restricted payments; (viii) transactions with affiliates; (ix) restrictive agreements; (x) prepayments and modifications of subordinated debt; (xi) sale-leasebacks; (xii) changes in fiscal periods; and (xiii) use of proceeds. The Credit Agreement also contains customary affirmative covenants, including covenants relating to: (i) financial reporting and other obligations; (ii) notices of defaults, litigation and other material events; (iii) continuation of business and maintenance of existence; (iv) payment of taxes and other obligations; (v) maintenance of property; (vi) maintenance of insurance;

(vii) maintenance of books and records; (viii) rights of inspection; (ix) compliance with laws and regulations; (x) use of proceeds; (xi) additional subsidiary guarantors and other further assurances; and (xii) fulfillment of certain post-closing obligations.

The Credit Agreement provides for customary events of default including non-payment of obligations, inaccuracy of representations or warranty, non-performance of covenants and obligations, default on other material debt, bankruptcy or insolvency events, material judgments, change of control, material ERISA events and certain customary events of default relating to collateral or guarantees. Upon the occurrence of any event of default, subject to the terms of the Credit Agreement including any cure periods specified therein, customary remedies may be exercised by the lenders under the Credit Agreement against us and our properties.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Credit Agreement, which is filed as Exhibit A to Exhibit 10.21 to the registration statement of which this prospectus forms a part.

Stock Purchase Agreement, Registration Rights Agreement and Nomination Agreement

In connection with the execution of the Credit Agreement, on May 9, 2020, we entered into the Purchase Agreement with FP. Pursuant to the terms of the Purchase Agreement, FP agreed to purchase 2,599,174 shares of our Class A common stock from us at a price of $0.01 per share, for a total purchase price of $25,991.74, upon the funding of the Initial Term Loans pursuant to the Credit Agreement. On May 19, 2020, having completed the funding of the Initial Term Loans, FP purchased the 2,599,174 shares of Class A common stock pursuant to the Purchase Agreement, and we simultaneously entered into the Registration Rights Agreement with FP as part of the closing of the sale of the shares to FP. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act of 1933, as amended, or Securities Act, the shares that were issued to FP under the Purchase Agreement. See “Description of Capital Stock–FP Registration Rights” for additional information about the Registration Rights Agreement.

On May 19, 2020, we also entered into a Nomination Agreement, or Nomination Agreement, with FP and Francisco Partners Management, L.P., or FP Parent, pursuant to which, among other things, for so long as a principal amount of at least $62.5 million remains outstanding under the Credit Agreement, or Nomination Threshold, FP shall have the right to designate a nominee for election to our Board of Directors, or Board, as a Class III Director, or FP Designee, at each meeting of our stockholders at which the Class III Directors are to stand for election, subject to certain provisions as described in the Nomination Agreement, including that the FP Designee be independent of FP Parent and otherwise be acceptable to us in our reasonable discretion. Pursuant to the Nomination Agreement, at any time that the Nomination Threshold is not satisfied, the FP Designee (including any successors designated pursuant to the Nomination Agreement) shall promptly offer to resign from the Board. In the event the Nomination Threshold is not satisfied, FP will not regain the right to designate a FP Designee. In addition, under the Nomination Agreement, for so long as the Nomination Threshold is satisfied, FP shall have the right to designate a Board observer. As of the date of this prospectus, FP has not designated the FP Designee.

Pursuant to the Nomination Agreement, until the later of May 19, 2022 and the date on which the Nomination Threshold is not satisfied, and subject to certain customary exceptions, FP Parent and its affiliates shall not (a) effect or seek, offer or propose to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose to effect or participate in, (i) any acquisition of any of our or our subsidiaries’ equity securities, rights or options to acquire any of our or our subsidiaries’ equity securities, or any of our or our subsidiaries’ assets or businesses, (ii) any tender or exchange offer, merger or other business combination involving us or our subsidiaries or our or our subsidiaries’ assets constituting a significant portion of our and our subsidiaries’ consolidated assets, or (iii) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any of our or our affiliates’ voting securities; (b) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended, or the Exchange Act) with respect to us or otherwise act in concert with any person in respect of any such equity securities; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence our management, Board or policies or to obtain representation on the Board, except as provided in the Nomination Agreement; (d) take any action (other than through non-public communications with us or the Board) which would or would reasonably be expected to force us to make a public announcement regarding any of the types of matters set forth in clause (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing summaries of the Purchase Agreement, the Nomination Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Purchase Agreement, which is filed as Exhibit 10.2 to our Current Report on Form 8-K filed on May  12, 2020, and the Nomination Agreement and Registration Rights Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to our Current Report on Form 8-K filed on May 20, 2020.

USE OF PROCEEDS

This prospectus relates to shares of our Class A common stock that may be offered and sold from time to time by the selling stockholder or its permitted transferees. We will receive no proceeds from the sale of shares of Class A common stock by FP in this offering because those shares will be sold for the account of the selling stockholder or its permitted transferees.

The selling stockholder will pay any underwriting discounts, selling commissions and stock transfer taxes applicable to the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of our counsel, blue sky fees and expenses, the expense of any special audits and the reasonable and documented fees and expenses of one counsel to the selling stockholder or its permitted transferees up to $40,000.

DETERMINATION OF OFFERING PRICE

The prices at which the shares covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our Class A common stock, by negotiations between the selling stockholder and buyers of our Class A common stock in private transactions or as otherwise described in the “Plan of Distribution.”

SELLING STOCKHOLDER

This prospectus relates to the potential resale by the selling stockholder or its permitted transferees of up to 2,599,174 shares of Class A common stock that were issued to FP pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with FP on May 19, 2020, pursuant to which we agreed to provide certain registration rights to FP with respect to the shares of our Class A common stock that were issued to FP under the Purchase Agreement.

FP may assign its rights granted under the Registration Rights Agreement to an affiliate, as defined in the Registration Rights Agreement, or a transferee that acquires at least 50% of the Class A common stock purchased pursuant to the Purchase Agreement, so long as such transfer is otherwise effected in accordance with applicable securities laws, we receive written notice of such assignment and the transferee agrees in writing to be bound by the Registration Rights Agreement. When we refer to the selling stockholder in this prospectus, we mean FP as well as its permitted transferees.

Prior to the purchase of the shares by FP pursuant to the Purchase Agreement, FP did not have record or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any shares of our Class A common stock or Class B common stock.

As of June 15, 2020, there were 67,129,072 shares of our Class A common stock and 23,573,453 shares of our Class B common stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. As of the date of this prospectus, FP beneficially owns 2,599,174 shares of our Class A common stock and no shares of our Class B common stock, which represents 2.9% of the total number of shares of our Class A common stock and Class B common stock issued and outstanding as of June 15, 2020, and 0.9% of the total voting power of our capital stock as of June 15, 2020. Because the selling stockholder may sell, transfer or otherwise dispose of all, some or none of the shares of our Class A common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholder, or the amount or percentage of shares of our Class A common stock or our total voting power that will be held by the selling stockholder upon termination of any particular offering or sale. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Francisco Partners GP V, L.P. is the general partner of FP and Francisco Partners GP V Management, LLC is the general partner of Francisco Partners GP V, L.P. and may be deemed to have voting and investment control over these shares of common stock. Tom Ludwig is a manager of Francisco Partners GP V Management, LLC and may be deemed to have voting and investment control over these shares of common stock. The address of FP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104, Cayman Islands.

The selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.

For information regarding material relationships and transactions between FP and us, see “The FP Transaction.” Information concerning the selling stockholder may change from time to time. Any changes to the information provided above will be set forth in a prospectus supplement if and when necessary.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information for Common Stock

Our Class A common stock has been listed on the NYSE under the symbol “EB” since September 20, 2018. Prior to that date, there was no public trading market for our stock. Our Class B common stock is not listed or traded on any stock exchange. On July 1, 2020, the closing price of our Class A common stock on the NYSE was $8.71.

Holders of Record

As of June 15, 2020, there were 62 holders of record of our Class A common stock and 98 holders of record of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. Our ability to declare or pay dividends is subject to restrictions under our Credit Agreement.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of the capital stock of Eventbrite, Inc. as set forth in our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investors’ rights agreement, or IRA, which are included as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and to the Registration Rights Agreement, which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on May 20, 2020, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.00001 par value per share, 100,000,000 shares of Class B common stock, $0.00001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

As of June 15, 2020, there were 62 holders of record of our Class A common stock and 98 holders of record of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

We have authorized a class of Class A common stock and a class of Class B common stock. In connection with our IPO, all outstanding shares of our existing common stock and redeemable convertible preferred stock were reclassified into shares of our Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to our IPO are eligible to be settled in or exercisable for shares of our Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, redemption or sinking fund provisions. Our Class A common stock is not subject to conversion provisions.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers for tax or estate planning purposes or to other Class B stockholders upon the death or incapacity of a Class B stockholder. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock on the earlier of September 24, 2028 or the date the holders of 66-2/3% of our outstanding Class B common stock elect to convert the Class B common stock to Class A common stock. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A and Class B common stock are fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are outstanding.

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. The holders of a majority of the voting power of all of the outstanding shares of our capital stock can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without a separate class vote of the holders of our preferred stock, or any separate series votes of any series thereof, unless a vote of any such holders is required pursuant to the terms of any rights designated to the preferred stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

Certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We, along with certain holders of our Class B common stock, are parties to the IRA. The registration rights set forth in the IRA will expire on September 24, 2023. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees, not to exceed $50,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Certain holders of our Class B common stock are entitled to certain demand registration rights contained in our IRA. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

Pursuant to our IRA, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock certain holders of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (a) a registration related to a company stock plan, (b) a registration related to an SEC Rule 145 transaction, (c) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (d) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

Also pursuant to our IRA, certain holders of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $3.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration during the period that is 30 days before our good faith estimate of the date of filing of our registration, and for 90 days after the effective date of our registration, we have the right to defer such registration.

FP Registration Rights

In addition, in connection with the Purchase Agreement that we entered into with FP on May 9, 2020, we issued and sold to FP 2,599,174 shares of Class A common stock for a purchase price of $0.01 per share and entered into the Registration Rights Agreement, pursuant to which FP is entitled to registration rights under the Securities Act with respect to the shares of Class A common stock issued to FP under the Purchase Agreement. Under the Registration Rights Agreement, we are required to file a registration statement covering the sale or distribution of the registrable securities within 30 days of the issuance of the shares of Class A common stock to FP, and to keep such registration statement continuously effective, subject to certain exceptions. The registration rights in the Registration Rights Agreement will expire on the date on which all registrable securities held by the holder thereof may be resold without volume or other restrictions during a three-month period pursuant to Rule 144 of the Securities Act. In addition, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, whether on our own behalf or on behalf of any other person, subject to certain exceptions, we must offer the holders of the registrable securities the opportunity to include such registrable securities in such registration. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the foregoing registrations, including the reasonable fees, not to exceed $40,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include in such registration. See “The FP Transaction” above for more information.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Dual Class Stock. Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our founders, certain investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

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Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66-2/3% of the voting power of the outstanding shares of our capital stock.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our amended and restated bylaws provide that a state or federal court located within the State of Delaware be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. The exclusive forum provision does not apply to claims under the Securities Act or the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our Class A common stock is listed on the NYSE under the symbol “EB.”

PLAN OF DISTRIBUTION

The Class A common stock offered by this prospectus is being offered by the selling stockholder, which as used herein includes its permitted transferees. The Class A common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Class A common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions and transactions in which the broker-dealers solicit purchasers;

•	transactions involving cross or block trades;

•	through brokers, dealers or underwriters who may act solely as agents;

•	“at the market” into an existing market for the Class A common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in underwriting transactions;

•	in privately negotiated transactions;

•	any combination of the foregoing; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by the selling stockholder and, if the selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of commissions, discounts or concessions from the selling stockholder and/or purchasers for whom the broker-dealers may act as agent. The compensation paid to any such particular broker-dealer may be less than or in excess of customary commissions. Neither we nor the selling stockholder can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between the selling stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling stockholder, any compensation paid by the selling stockholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the registration expenses (other than underwriting discounts and commissions) of the selling stockholder, including the reasonable fees, not to exceed $40,000, of one counsel. In addition, subject to certain exceptions, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with any untrue statement or omission of material fact in filings incident to the registration of the Class A common stock pursuant to the Registration Rights Agreement or violations of applicable rules and regulations promulgated under the Securities Act, Exchange Act or state securities laws in connection with such registration, unless such liability arose from untrue statements or omissions furnished by the selling stockholder. The selling stockholder has agreed to indemnify us and certain other persons against any liabilities arising from any untrue statement or omission of material fact in filings incident to the registration of the Class A common stock pursuant to the Registration Rights Agreement or violations of applicable rules and regulations promulgated under the Securities Act, Exchange Act or state securities laws in connection with such registration, but only to the extent such untrue statement or omission is made in reliance upon and in conformity with information furnished to the Company by the selling stockholder.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholder.

Our Class A common stock is listed on the NYSE under the symbol “EB.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Director Compensation,” “Executive Compensation” and “Executive Compensation Tables” in our Definitive Proxy Statement on Schedule 14A for our 2020 annual meeting of stockholders, filed with the SEC on April 7, 2020, or 2020 Proxy Statement, which sections of the 2020 Proxy Statement are incorporated by reference into this prospectus, the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these persons, had or will have a direct or indirect material interest.

Hartz Family Trusts

Ms. Hartz is a member of our board of directors and the Chief Executive Officer and a co-founder of our company. Mr. Hartz is the Chairperson of our board of directors and a co-founder of our company. Ms. Hartz and Mr. Hartz are wife and husband. Ms. and Mr. Hartz beneficially own shares held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008 and the Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/08. For information regarding the beneficial ownership of our common stock of Ms. and Mr. Hartz, see “Security Ownership of Certain Beneficial Owners, Directors and Management” in our 2020 Proxy Statement.

Equity Financings

Series G Redeemable Convertible Preferred Stock Financing

On August 30, 2017, we sold an aggregate of 8,181,957 shares of our Series G redeemable convertible preferred stock at a purchase price of $16.3836 per share, for an aggregate purchase price of $134.0 million, pursuant to our Series G redeemable convertible preferred stock financing. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons and certain holders of 5% or more of our capital stock at the time of the sale of our Series G redeemable convertible preferred stock:

Stockholder	Shares of Series G Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Sequoia Capital(1)(2)	610,365	$9,999,976
Entities affiliated with Tiger Global(3)	305,182	4,999,980
Funds and accounts advised by T. Rowe Price Associates, Inc.(4)	1,220,733	20,000,001
Entities affiliated with Julia Hartz and Kevin Hartz	30,518	499,995
Entity affiliated with Katherine August-deWilde(5)	30,518	499,995
Entity affiliated with Randy Befumo(6)	48,829	799,995

(1)

Affiliates of Sequoia Capital holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Sequoia Capital U.S. Venture 2010 Fund, LP, Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP and Sequoia Capital U.S. Venture 2010 Partners Fund, LP.

Affiliates of Sequoia Capital beneficially owned more than 5% of our outstanding capital stock at the time of our Series G redeemable convertible preferred stock financing.
(2)	Roelof Botha, a member of our board of directors, is a managing member at Sequoia Capital.
(3)

Affiliates of Tiger Global holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Tiger Global Private Investment Partners VI, L.P., Tiger Global Private Investment Partners VII, L.P., LFX Trust LLC and Griffin Shroeder. Affiliates of Tiger Global beneficially owned more than 5% of our outstanding capital stock at the time of our Series G redeemable convertible preferred stock financing. Lee Fixel, a former member of our board of directors, is affiliated with Tiger Global.

(4)

Funds and accounts advised by T. Rowe Price Associates, Inc. (T. Rowe Price) holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are T. Rowe Price New Horizons Fund, Inc. (Nominee: BRIDGE & CO.), T. Rowe Price New Horizons Trust (Nominee: AMIDSPEED & CO.) and T. Rowe Price U.S. Equities Trust (Nominee: ICECOLD & CO.). Affiliates of T. Rowe beneficially owned more than 5% of our outstanding capital stock at the time of our Series G redeemable convertible preferred stock financing.

(5)	Katherine August-deWilde was at the time of our Series G redeemable convertible preferred stock financing, and is currently, a member of our board of directors.
(6)	Randy Befumo was our Chief Financial Officer at the time of our Series G redeemable convertible preferred stock financing.

Secondary Stock Sales

In May 2018, entities affiliated with Sequoia Capital, one of our 5% stockholders, purchased a total of 1,312,372 shares of our common stock at a purchase price of $13.12 per share, for an aggregate purchase price of $17,218,321, from five stockholders, none of whom were directors or executive officers.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of August 30, 2017, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Sequoia Capital, which beneficially owns more than 5% of our outstanding capital stock, an entity affiliated with Ms. Hartz and Mr. Hartz, an entity affiliated with Mr. Befumo and an entity affiliated with Ms. August-deWilde, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Sequoia Capital and Tiger Global and funds and accounts advised by T. Rowe Price, which each beneficially owned more than 5% of our outstanding capital stock prior to our IPO, an entity affiliated with Ms. Hartz and Mr. Hartz, an entity affiliated with Mr. Befumo and an entity affiliated with Ms. August-deWilde, we or our assignees had a right to purchase shares of our capital stock which certain stockholders proposed to sell to other parties. This right terminated upon the completion of our IPO. Since January 1, 2015, we had waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders at prices in excess of the estimated fair value of such shares at the time of the transactions.

Voting Agreement

We were party to an amended and restated voting agreement under which certain holders of our capital stock, including entities affiliated with Sequoia Capital and Tiger Global and funds and accounts advised by

T. Rowe Price, which each beneficially owned more than 5% of our outstanding capital stock prior to our IPO, Ms. Hartz and Mr. Hartz and their affiliated entities, an entity affiliated with Mr. Befumo and an entity affiliated with Ms. August-deWilde, had agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of our IPO, the amended and restated voting agreement terminated and none of our stockholders had any special rights regarding the election or designation of members of our board of directors.

Other Transactions

We have granted equity awards to our executive officers and certain of our directors. See the sections titled “Director Compensation,” “Executive Compensation” and “Executive Compensation Tables” in our 2020 Proxy Statement for a description of these equity awards. We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation–Compensation Discussion and Analysis–Change in Control and Severance Benefits–Executive Severance and Change in Control Agreements” in our 2020 Proxy Statement for more information regarding these agreements. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated bylaws provides that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provides that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provides that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceedings involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our Class A and Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve or disapprove any related party transactions.

Certain of the transactions described above were entered into prior to the adoption of this policy. Accordingly, such transactions were approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unaffiliated third party.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock offered by this prospectus, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section of this prospectus entitled “Dividend Policy,” we do not expect to pay any dividends on our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. Our Class A common stock is currently traded on the NYSE. We believe our Class A common stock is currently considered, but no assurance can be given that our Class A common stock will in the future continue to be considered, “regularly traded” on an established securities market for purposes of these rules.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Class A common stock being offered by this prospectus has been passed upon for us by Latham & Watkins LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and special reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

Our SEC filings are also available to the public free of charge on the investor relations portion of our website located at http://investor.eventbrite.com. Information on our website is not incorporated by reference herein and is not otherwise intended to be part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•

our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020 (including information specifically to be incorporated by reference therein from our Definitive Proxy Statement on Schedule 14A for our 2020 annual meeting of stockholders, filed with the SEC on April  7, 2020);

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, filed with the SEC on May 11, 2020;

•

our Current Reports on Form 8-K filed with the SEC on January 31, 2020, April  9, 2020 (other than Items 7.01 and 9.01), May 12, 2020 (other than Items 2.02 and 7.01 and Exhibits 99.1, 99.2 and 99.3 thereto), May  20, 2020, May  28, 2020, June  9, 2020 and June 15, 2020 (other than Item 7.01 and Exhibits 99.1 and 99.2 thereto); and

•

the description of our Class  A common stock contained in our registration statement on Form 8-A (001-38658) filed with the SEC on September 17, 2018, including any amendments or reports filed for the purpose of updating such description.

Any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement.

The reports and documents incorporated by reference into this prospectus are available to the public free of charge on the investor relations portion of our website located at http://investor.eventbrite.com.

We also hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address or telephone number:

Eventbrite, Inc.

Attention: Legal

155 5th Street, 7th Floor

San Francisco, California 94103

(415) 692-7779

Up to 2,599,174 Shares

EVENTBRITE, INC.

Class A Common Stock

PROSPECTUS

July 1, 2020